SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Silicom Ltd. (the “Registrant”) will hold its Annual and Extraordinary General Meeting of Shareholders on September 16, 2007 at 10:00 a.m. (Israel time) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel. In connection with the meeting, on or about August 7, 2007, the Registrant will mail to shareholders the Notice of Annual and Extraordinary General Meeting, Proxy Statement, Proxy Card and the Consolidated Balance Sheet and Profit and Loss Statement of the Registrant for the year ended December 31, 2006. Attached hereto as Exhibits 1, 2, 3 and 4 are, the Notice of Annual and Extraordinary General Meeting, Proxy Statement, Proxy Card and Consolidated Balance Sheet and Profit and Loss Statement, respectively.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: August 1, 2007